10/29

Follow-Up Materials

02055726

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pepkor Limited

*CURRENT ADDRESS

PROCESSED

NOV 13 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3925 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE: 11/5/02

82-3925

Pepkor



Annual
report

# Contents



Pepkor

Making the desirable affordable

# Focused positioning

Pepkor is a South African based investment holding company managing retail interests in Africa and Australia. It is focused on the cash retail value market and, through its operating subsidiaries, all strongly positioned in their individual niche markets, it satisfies consumers' basic needs for clothing at affordable prices. It maintains its consistent growth through the integrity of its operations, the quality of its value-for-money merchandise and the entrepreneurial flair of its youthful management. As a substantial employer, it is fully committed to human resource development in order to create equal career opportunities for all. And as a responsible corporate citizen, Pepkor is involved in satisfying the needs and aspirations of the communities in which it is in business.

Making the desirable affordable

# Milestones

## Milestones from the past

The Pepkor group has its origins in the discount clothing retail chain Pep Stores. The group, which targeted the lower end of the consumer market from the outset, consists of three wholly-owned subsidiaries focused on the cash value sector of the retail clothing market. These businesses together operate more than 1 600 retail outlets in Africa and Australia, and employ approximately 13 000 people.

Some of the milestones in the history of the Pepkor group are the following:

### 1965

Pep Stores is started in Upington in the Northern Cape of South Africa.

### 1972

Pep Stores is listed on the JSE Securities Exchange.

### 1979

The company enters food retailing with the take-over of Shoprite which in turn acquires Grand Bazaars.

### 1982

The name of the holding company is changed from Pep Stores to Pepkor Limited.

### 1986

The discount clothing chain Ackermans is acquired. The group lists its clothing interests on the JSE Securities Exchange as Pep Limited and its food interests as Shoprite Holdings Limited.

### 1991

Pepkor acquires control of the retail chains Smart Group Holdings, Cashbuild, Checkers and Stuttafords. Checkers is brought in under the Shoprite name.

The group extends its interests to the United Kingdom with the opening of the first Your More Store outlet in Scotland.

### 1992

Pep's interests in Botswana are listed on the Botswana Stock Exchange.

### 1994

Pepkor acquires the controlling interest of the British company Brown & Jackson with its wholly-owned subsidiary, the retail chain Poundstretcher. Pep's interests in Namibia is listed on the Namibian Stock Exchange.

### 1997

Pepkor consolidates its UK retail interests in Brown & Jackson at the same time increasing its holding to 70%. A third chain, What Everyone Wants, is acquired.

Pepkor combines the activities of Smart Group Holdings with that of McCarthy Retail's clothing interests in exchange for a share in Retail Apparel Group (RAG) which is formed in the process.

Shoprite Holdings acquires OK Bazaars with its chains of supermarkets, furniture stores and Hyperamas from South African Breweries.

### 1998

The group extends its interests to Australia by acquiring the clothing chain Best & Less, which was operating 84 stores at the time.

### 1999

Pep Limited is delisted from the JSE Securities Exchange.

### 2000

Cashbuild and Stuttafords are disposed of. In the UK Brown & Jackson acquires a fourth retail chain, The Famous Brunswick Warehouse. The group undergoes dramatic restructuring. Pepkor unbundles its interest in Shoprite and Brown & Jackson to shareholders. Pepkor's pyramid structure falls away, resulting in the delisting and disappearance of Pepgro, Pepkor's holding company. The businesses remaining in the group are the value clothing retailers Pep, Ackermans and Best & Less.

# Key financial information

*Pepkor Limited and its subsidiaries for the year ended 30 June*

Turnover
(Rand million)


7000
6000
5000
4000
3000
2000
1000
0
98
99
00
01
02

Operating profit
(Rand million)


350
300
250
200
150
100
50
0
98
99
00
01
02

Earnings per share
(cents)


140
120
100
80
60
40
20
0
98
99
00
01
02

| R'000 | | '02 | '01 | % Change |
|---|---|---|---|---|
| Turnover | | **6 066 438** | 4 762 412 | 27 |
| Operating profit | | **335 989** | 200 097 | 68 |
| Profit before exceptional items and taxation | | **427 753** | 167 488 | 155 |
| Profit before exceptional items | | **274 701** | 113 874 | 141 |
| Earnings per share – before exceptional items | (cents) | **123,8** | 51,3 | 141 |
| Dividend per share | (cents) | **24,0** | 18,0 | 33 |
| Dividend cover | (times) | **5,2** | 2,9 | |
| Return on capital employed | (%) | **32,7** | 20,0 | |
| Interest-bearing debt: Total shareholders' funds | (%) | **39,2** | 50,7 | |

# Chairman's and managing director's report

## Financial results

In the year to 30 June 2002 Pepkor performed remarkably well. In a highly competitive retail market it increased operating profit by 68% to R336 million (2001: R200 million) despite the fact that the period under review was one week shorter than in 2001.

The group produced this operating profit on turnover that grew a solid 27% from R4,76 billion to R6,07 billion. Net investment income of R92 million increased profit before exceptional items and tax by 155% to R428 million. This investment income benefited considerably from the decline in the value of the rand during the period under review.

Exceptional items of R72 million stemmed mainly from increases in the market value of investments held. During the previous financial year provisions were created in respect of earlier loans to share incentive trusts and a put option on a large number of Shoprite Holdings Limited shares. Writebacks during the year amounted to R89 million as a result of increases in the prices of the shares held by Pepkor in, among others, Shoprite and Tradehold.

Tax liability showed a corresponding increase from R46 million to R143 million, and the company ended the year with a net profit of R344 million as against a net loss of R140 million the previous year. Earnings per share, before exceptional items, rose 141% from 51,3c to 123,8c.

Pepkor also strengthened its balance sheet substantially, and now has cash resources of R678 million (2001: R538 million). Cash flow of R747 million was generated from the group's operations (2001: R214 million), while the gearing ratio was reduced from 50,7% to 39,2%. Net asset value per share increased by 32% to 582c.

## Trading environment

The surprisingly strong and sustained increase in consumer confidence in South Africa over the past year benefited the local retail trade in particular. As a result, virtually the entire sector reported substantial increases in turnover and operating profit. Consumer confidence showed an upward trend in Australia as well, thanks to a stable economic growth rate, a decrease from 7,0% to 6,3% in unemployment and an inflation rate which has stabilised at about 3%.

Locally this trend led to a strong increase in business confidence, which reached its highest level in 14 years during the second quarter of this year. It is no surprise that the strongest increase in business confidence occurred in the retail trade.

Nevertheless, there are several factors in the South African economy which might have caused experts to predict instead a decrease in consumer confidence, such as the higher cost of living owing to increases in the prices of virtually all essential commodities, and the continued rise in unemployment to more than 29% of the economically active population.

Against expectations, however, various other factors caused consumer confidence to take a positive turn. Some of those most frequently identified are the tax concessions in the most recent budget, the free fall of the rand at the end of 2001, which led to increased income from exports and stimulated pre-emptive buying of durable goods, and, in general, a good agricultural year.

In addition, the South African economy is performing fairly well at the moment. The expected growth rate for the year is approximately 2,5% and 3% for 2003, the rand has made a partial recovery and has stood firm against most currencies in the past few months, the gold price has stabilised at considerably higher levels than a year ago, and the country is doing well in its main export markets.

It would be irresponsible to think, however, that the present high level of consumer spending will be maintained indefinitely. Inflation is rising at an alarming rate and is currently among the highest in the prices of essential commodities such as food; the economic growth rate is too low to combat rising unemployment and the attendant lawlessness; and the benefits of the recent tax concessions are being eroded by repeated increases in interest rates. And we cannot ignore the effect on South Africa of the famine suffered by millions of people in our neighbouring countries. Moreover, Southern Africa will inevitably begin to feel the impact of HIV/AIDS to an increasing extent.

Over the years, however, Pep and Ackermans have proved that as low-cost businesses they are pre-eminently equipped to flourish in good times and to survive in difficult ones. Thanks to the fact that they are focused on the cash market and because of the comprehensive improvements made to their managerial and operating systems in the past three years, they are at present even better equipped than in the past to trade successfully under any circumstances. In addition, their returns will increasingly be boosted by the contribution made to group profit by Pepkor's Australian interests.

## Operational review

Despite the inflationary pressure, a feature of the latter half of the year in particular, all three chains in the group performed significantly better than in 2001. All three showed that they are exceptionally well positioned to compete successfully in a highly competitive discount market. The achievement of Pep, which is still by far the largest business unit – in the period under review it generated 63% of the operating profit – was of vital importance to the group.

Although Pepkor's good results for the year were driven by lively consumer demand which had a favourable impact on the entire sector, it made excellent use of its opportunities and outperformed the rest of the market.

"Pepkor made excellent use of its opportunities and outperformed the market."

This performance also provides confirmation that the management changes during the year had not disrupted the stability Pepkor was regaining after its restructuring in October 2000.

Pepkor's return to its core business, however, also showed that, although progress had been made in improving operational efficiencies, there was still room for further improvement. This was the area most strongly focused upon in the case of all three operating subsidiaries during the period under review. This is also the area that will receive further attention in the new year.

Although tremendous progress has already been made in the case of Pep, it can unlock additional value by further improving its information and stock management. The same is true of its operations in the rest of Africa. Ackermans still has enormous potential within Southern Africa, which should be fully reflected in its results in the next year or two. And a further improvement in its operational efficiency will ensure Best & Less derives maximum benefit from its present growth phase.

With its operations on two continents and world-wide purchases, Pepkor is beginning to position itself more and more as a participant in the global economy. We believe we have the ability to compete successfully in such an environment. Africa has taught us hard and important lessons over the years, and the large number of



**Christo Wiese, chairman, and Pieter Erasmus, managing director**

variables with which management must necessarily contend on a day-to-day basis, has led to the development of world-class practices. This has given management excellent exposure and experience, and we believe that as a result Pepkor has reached the stage where it can decide where else it wants to apply these core assets and competencies to its advantage.



**Tiekie du Toit, financial director**

## Prospects

We have high expectations of the year ahead despite the negative effect the rising cost of living over a broad front will inevitably have on the clothing retail trade. We believe that we have only begun to unlock the potential of Pep's retail formula, and that there is still room for considerable growth for this chain. This holds good not only for Pep's operations within South Africa, but also in the other African countries in which it is doing business. In our view Ackermans will continue to grow strongly. This brand is loyally supported by its target market, and further internal initiatives should unlock the underlying potential of the chain. We are equally enthusiastic in the case of Best & Less in Australia, which made a remarkable turnaround in the past year, the momentum of which, we believe, will increase in 2003.

> "Pepkor's stability was not disrupted by management changes."

The sales momentum in the latter half of the year was maintained after the year-end, with strong demand for the new summer ranges now available in the stores. We are therefore confident that the group will report real earnings growth (excluding finance exchange rate gains) for at least the first half of the new financial year.

## Board of directors

Several changes were made to the board of directors during the period under review. Mr Pieter Erasmus joined the board when he was appointed managing director in November 2001. His predecessor, Mr Carel Stassen, who assumed office as executive vice-chairman of the British retail group Brown & Jackson plc, is still a member of the board, but now serves in a non-executive capacity. Mr Daan Venter, formerly managing director of Ackermans and currently head of one of the retail chains in the Brown & Jackson group, retired from the board when he left for the United Kingdom.

We wish to extend a special welcome to Mr Doug Anderson, who rejoined the board shortly before the year-end. He was one of several directors who retired at the restructuring of Pepkor in October 2000, in his case after a term of office extending over 26 years. We are glad that we shall again be able to draw upon his enormous experience and knowledge.

## Acknowledgements

The year under review presented us with great challenges, but also produced excellent results. It must be a special source of pride and satisfaction to everyone in Pepkor to know that the group is again firmly on course and that we can look forward to another exciting year. We are grateful for the achievements, sacrifices and loyalty of each and every staff member during the past financial year.

**C H Wiese** **P J Erasmus**

# Group profile

Pepkor

Making the desirable affordable

| | PEP | ACKERMANS | BEST & LESS |
|---|---|---|---|
| NUMBER OF STORES (at year-end) | 1 246 | Ackermans 264<br>Hang Ten 10 | 122 |
| GEOGRAPHICAL SPREAD (number of stores) | South Africa 846<br>Africa other 400 | South Africa 245<br>Africa other 29 | Australia 122 |
| PRODUCT RANGE | Clothing<br>Footwear<br>Household textiles<br>Telecommunication products | Clothing<br>Footwear<br>Household textiles | Clothing<br>Footwear<br>Household textiles |
| CHIEF EXECUTIVE | André Labuschaigne | Pieter Erasmus | Howard Goldberg |
| EFFECTIVE HOLDING | 100% | 100% | 100% |
| AVERAGE STORE SIZE ($m^2$) | 356 | 586 | 1 162 |
| NUMBER OF STAFF (at year-end) | 9 065 | 2 230 | 1 929 |
| TARGET MARKET (living standard median/income group) | LSM 5/4/3/2/1 | LSM 7/6/5/4 | B C |

# Review of operations
# PEP

Turnover
**R3 055 million**

Operating profit
**R220 million**

Capital employed
**R561 million**

Return on capital employed
**33,7%**

Number of stores
**1 246**

Number of employees
**9 065**

In the year to 30 June Pep did extremely well and showed that the potential of its retail formula had by no means been fully realised as yet. In a process that began three years ago, management continued to improve the business over a wide front. The results now being achieved are the cumulative outcome of those initiatives.

Despite the fact that the period under review was a week shorter than in 2001, Pep increased operating profit 47,9% on turnover that rose 18,9%. At the same time management succeeded in reducing stockholding by R166 million. Growth in turnover was not achieved at the expense of profitability, and the profit margin was increased from 5,8% to 7,2%. The rise in turnover was achieved on an increase of about 2% in trading space, and like-for-like sales growth of 21,5%. Turnover in telecommunication products, mainly air time, always sold at a discount, continues to grow strongly and contributed more than 11% to total sales. The range of telecommunication products is still being expanded, and sales of air time in particular, regarded as being sustainable for at least the next few years.

Pep's return of 33,7% on capital employed – virtually double the 17,5% of 2001 – was among the highest in the retail sector. In the period under review the company also strengthened its balance sheet impressively and generated a positive cash flow of R437 million from its operations (2001: R94 million).

In the initiatives implemented by management over the past three years, every aspect of the business has been addressed, from product selection and stockholding to store location, to information and distribution systems.

An important reason for Pep's success is its more focused product range, the result of better product selection and variety in terms of quality, popularity and value for money. The company has an experienced team of buyers with a close understanding of the needs and aspirations of its target market, enhanced by the strategic alliances formed with a smaller number of suppliers to raise service levels and ensure consistent quality.

Information systems have also been improved substantially. Stock management has been refined in the stores network and in the supply chain. The improved supply procedures are backed by a distribution system that enables Pep to move stock rapidly and efficiently within the network as and when required. This system was developed by Pep and won a national award for the best logistic system.

Stock turnover has improved and turnover per square metre increased. With slow-moving stock no longer accumulating in stores, a better and more attractive shopping environment can be created for customers.

Over the past three years special attention has also been paid to store location. The object was not to increase the number of stores, but to adapt the location of existing stores to changes in pedestrian traffic. This is an ongoing process. Some 170 stores in South Africa have been moved to premises with a higher consumer density in terms of Pep's target market. More and more of them have been opened in shopping centres aimed at this

**Product range**

clothing



footwear



market. About 100 stores are refurbished every year. Over the past three years the contribution to profit by stores in South Africa has shown compound growth of about 45%.

Staff and their training have also received special attention, and the company has easily surpassed its empowerment targets. In a national survey conducted in the course of the year Pep was judged the best retailer in South Africa to work for. However, the company is not only popular with its staff, but also with its target market. Research shows that in the past two years it has grown market share by 20%, while confidence in the trademark increased from 59% in 1999 to 80% in 2002.

Management is currently engaged in a comprehensive project aimed at significantly increasing the profitability of Pep's only remaining clothing factory. This factory, which employs about 1 800 people and is the largest of its kind in the country, manufactures approximately 10% of Pep's products. These are mainly strategic lines such as schoolwear, one of the chain's most important product categories.

The past year produced excellent results in neighbouring countries such as Namibia and Botswana, but in Ghana, Malawi, Mozambique and Zambia, which are managed as a single unit, a considerable loss was suffered as a result of stock write-offs. Product ranges were scaled down in these 71 stores and increasingly brought into line with consumer preferences in those countries. In spite of the poor economic conditions currently prevailing in Malawi and Ghana, this unit's operations are expected to be profitable in the new financial year.

As in the first half of the year, the company's results were positively influenced by exchange rate profits resulting from, among other things, the decline in the value of the rand against the currencies of certain African countries where the chain operates. These profits, amounting to R74 million for the year, were accompanied by a positive cash flow from these African countries, reducing the chain's exposure.

"Pep's potential has by no means been fully realised as yet."

André Labuschaigne



**Managing director**



household textiles

telecommunication products



André Labuschaigne

Joined the company in 1998. He was formerly managing partner of PricewaterhouseCoopers, Western Cape.

# Review of operations
# ACKERMANS

Turnover
R1 181 million

Operating profit
R75 million

Capital employed
R244 million

Return on capital employed
30,4%

Number of stores
274

Number of employees
2 230

While the other two chains in the group are characterised by dynamic change, Ackermans has been growing solidly from a stable base and at an acceptable pace, maintaining satisfactory profit margins and providing an excellent return on capital employed.

During the period under review Ackermans increased turnover 14,9% while like-for-like sales (which excludes turnover of new stores) rose 9% (2001: 2,4%). Operating profit was 17,5% higher at R75 million (2001: R64 million) and the chain generated a cash flow of R127 million from operations. These results were achieved through meticulous cost control, effective stock management and the judicious positioning of new stores.

Ackermans targets the middle market with a product range covering clothing, footwear and home textiles. Its management has always shown a close understanding of its target market and the ability to select the right products. These are aimed at the whole family, although there is a strong focus on babywear. The Ackermans Baby Company (ABC) brand is, in fact, by far the market leader in South Africa in babywear.

Since acquiring the well-known American Hang Ten brand, Ackermans is also focusing more strongly on the youth market. Hang Ten gear is sold in all Ackermans stores, but in the 2001 financial year the chain also opened, on an experimental basis, two Hang Ten stand-alone stores in shopping malls to attract a different market segment and adding another dimension to the Ackermans image. In the period under review a further eight units were opened.

The chain has retained the loyalty of its traditional target market, and the strong support given to the ten new stores opened during the year confirmed the high level of acceptance enjoyed by this trusted brand. It now operates a network of 264 well-positioned Ackermans stores in metropolitan areas and larger towns, an increasing number of them located in the bigger shopping centres. Given the lack of a sufficiently large middle market elsewhere south of the Sahara, Ackermans is focused on maximum growth within the borders of South Africa. However, it does operate a number of successful stores in neighbouring countries such as Namibia and Botswana.

Ackermans has managed to partially counter the sharp surge in inflation by increasing its opportunistic purchases on world markets where quality clothing is acquired at highly competitive prices.

Over the past financial year Ackermans also started expanding its textile department. For years a mainstay of the business, it had receded slightly into the background in recent times, but is now receiving renewed attention. Household textiles, as a product range, stimulates sales and generates sound margins.

Although operating profit showed an acceptable increase, margins for several reasons came under pressure. In addition to the reporting period being one week shorter than the previous year, growing pains from implementing a new distribution strategy brought about considerable additional costs. These problems have been largely resolved and the possibility is being investigated of

## Product range

Unbeatable Value

Ackermans
JUST WHAT YOU NEED!



clothing

footwear



Ackermans also using Pep's highly successful distribution system.

Management is implementing an intensive programme to increase stock turn. This involves upgrading information systems and using such data optimally to stimulate sales by better balancing supply and demand in stores and identifying and marking down slow-moving merchandise, especially fashion-linked items. Using this information the supply programme can be refined to ensure the correct merchandise reaches stores as quickly and efficiently as possible.

"Ackermans has been growing solidly from a stable base."

Pieter Erasmus



## Managing director



household textiles

Pieter Erasmus

Joined the group in 1998. He was previously the financial director of the packaging division of Lenco Holdings.

# Review of operations
# BEST & LESS

Turnover

R1 830 million

Operating profit

R54 million

Capital employed

R387 million

Return on capital employed

18,2%

Number of stores

122

Number of employees

1 929

After the sharp decline in the profit contribution of Best & Less in 2001, an extensive turnaround programme was launched under its new managing director, Mr Howard Goldberg, to restore its profitability. This decline resulted largely from external factors such as the aftermath of the Olympic Games, which was preceded by a consumer spending spree, the introduction of a 10% goods and services tax and a temporary softening of the general economic climate. Excellent progress has been made in the year to 30 June. The extent to which the business has regained the support of consumers is reflected in the increase of 57% in turnover. Against this background Best & Less could at year-end report a growth in operating profit from R5 million to R54 million. However, this figure was also positively influenced by the weakening of the rand against the Australian dollar during the period under review.

Where like-for-like sales dropped 6,4% in 2001 compared to the previous year, they grew 8,4% in 2002. This resulted in an increased operating margin which rose to 2,9% from 0,4%. Cash flow of just more than R78 million was generated from operations and the chain increased its return on capital employed from 2,8% to 18,2%, a figure which should be viewed against the background of Australian interest rates of 5%. These results were achieved in a highly competitive and price sensitive trading environment where international clothing discounters vigorously fight for market share.

Restoring the business to profitability was tackled across a broad front. The first objective was to restore consumer confidence in the ability of Best & Less to offer the right product at the right price at the right time. Positioned similarly to Ackermans, the chain sells mainly family clothing and household textiles with a strong focus on female shoppers. To improve product offering and quality, the buying team was strengthened and strategic alliances entered into with suppliers to also reduce unit costs. In addition, the aim is to have those product ranges reflecting the latest fashion trends on the sales floor in the shortest possible time to create a more contemporary image with consumers. Enhancing this move, the chain secured the sole Australian rights for Mango, a highly popular brand with the target market.

The second objective was to create a more attractive shopping environment. A more contemporary look was developed for stores opened during the year while a number of older stores were refurbished to improve their general appearance and lay-out. In-store merchandise volumes were reduced to give a more spacious appearance and for the ease of shopping. Although striving to offer an improved product range in a more attractive environment, management does not lose sight of the fact that Best & Less operates in the discount market in which price is paramount.

The message of Best & Less as a reliable provider of value clothing is carried through in the chain's new advertising campaign in the print and electronic media. As a cluster approach is followed in the establishment of new stores, the chain is able to advertise vigorously to consumers on a regional basis.

**Product range**

BEST & LESS



clothing

footwear



Much time and effort has also been devoted to advance the efficiency and cost-effectiveness of the supply chain. Distribution to stores has been improved as well as the chain's ability to identify slow-moving merchandise. Such stock is cleared on a regular basis to create space for more exciting merchandise.

During the review period much attention was also paid to growing the store network, and 14 stores were opened, mainly in Victoria and Western Australia. The chain now operates 122 stores which average approximately 1 150 square metres in size. They are located almost exclusively in metropolitan shopping centres. Although trading space was more readily available during the past financial year due to the economic downturn, the shortage of trading space remains a problem in Australia. In the light of the success of the Best & Less concept, management is now also experimenting with a trading format about half the size of a conventional store with a view to expanding it to the Australian rural areas.

"Restoring the business to profitability was tackled over a broad front."

Howard Goldberg



**Managing director**

Howard Goldberg

Joined the company in March 2001. Prior to that he spent 14 years with Pacific Brands Clothing as general manager of Bonds Australia and Berlei Australia and more recently as group director: Clothing.



household textiles

# Directorate and administration

**EXECUTIVE DIRECTORS**

**P J Erasmus** (36) B.Com. CA(SA)
Managing director

**J H du Toit** (41) B.Acc. CA(SA)
Financial director

**A C Labuschaigne** (46) B.Acc. CA(SA)
Managing director: Pep

**NON-EXECUTIVE DIRECTORS**

**C H Wiese** (60) B.A. LL.B. D.Com.(H.C.)
Chairman

**D H Anderson** (64) B.Com. FCIS
AEP (Unisa) SMP (Harvard)
**J W Basson** (56) B.Com. CA(SA)
**J J Fouché** (54) B.Com. LL.B.
**T R Hlongwane** (63)
**E Links** (55) B.Com. Ph.D.
**C Moore** (52) B.Com. CA(SA)
**C Stassen** (52) B.Com. CA(SA)
**J J Visser** (54) B.Com. CA(SA)


J W Basson


J J Visser


T R Hlongwane


J J Fouché


C Moore


E Links


C Stassen


D H Anderson

## Administration

**Main bankers**
ABSA Bank
FNB Corporate
Nedbank

**Attorneys**
Jan S de Villiers

**Sponsor**
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

**Transfer secretaries**
Computershare Investor Services Limited
PO Box 1053
Johannesburg, 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5271

**Company secretary**
J F Pienaar
PO Box 6100
Parow East 7501

**Auditors**
PricewaterhouseCoopers Inc.

**Registered office/number**
Pepkor Limited
Registration number 1965/007765/06
Incorporated in South Africa
36 Stellenberg Road
Parow Industria 7490
Telephone: +27 21 933 5137
Facsimile: +27 21 933 5075

# Value added statement

*Pepkor Limited and its subsidiaries for the year ended 30 June*

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | **R'000** | **%** | R'000 | % |
| Turnover | **6 066 438** | | 4 762 412 | |
| Investment income | **209 619** | | 118 806 | |
| Paid to suppliers for goods and services | **(4 645 691)** | | (3 996 076) | |
| **Value added** | **1 630 366** | **100,0** | 885 142 | 100,0 |
| **Employed as follows:** | | | | |
| **Employees** | | | | |
| Salaries, wages and service benefits, including medical and retirement benefits | **904 883** | **55,5** | 728 926 | 82,4 |
| **Providers of capital** | **172 855** | **10,6** | 194 948 | 22,0 |
| Finance charges to providers of funds | **117 855** | **7,2** | 151 415 | 17,1 |
| Dividends to providers of share capital | **55 000** | **3,4** | 43 533 | 4,9 |
| **Taxation** | | | | |
| Payment of taxation on profits made | **141 807** | **8,7** | 9 752 | 1,1 |
| **Reinvested** | **410 821** | **25,2** | (48 484) | (5,5) |
| Reinvested in the group to finance future expansion and growth | | | | |
| Depreciation | **110 163** | **6,8** | 91 000 | 10,3 |
| Deferred taxation | **1 588** | **0,1** | 36 619 | 4,1 |
| Retained profit/(loss) | **299 070** | **18,3** | (176 103) | (19,9) |
| **Employment of value added** | **1 630 366** | **100,0** | 885 142 | 100,0 |

# Five year review

*Pepkor Limited and its subsidiaries*

| | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | |
| Turnover | **6 066,4** | 4 762,4 | 5 287,1 | 4 895,3 | 4 023,4 |
| Operating profit | **336,0** | 200,1 | 234,4 | 150,1 | 120,0 |
| Investment income | **209,6** | 118,8 | 137,3 | 94,9 | 69,3 |
| Interest paid | **117,8** | 151,4 | 105,6 | 129,7 | 71,1 |
| Profit before exceptional items | **427,8** | 167,5 | 266,1 | 115,3 | 118,2 |
| Exceptional items | **71,9** | (252,9) | (73,3) | (81,9) | 12,8 |
| Amortisation of goodwill | **(2,2)** | (0,8) | – | – | – |
| Income of associated companies | **–** | – | – | 0,9 | 35,4 |
| Profit before taxation | **497,5** | (86,2) | 192,8 | 34,3 | 166,4 |
| Taxation | **143,4** | 46,4 | (31,3) | (8,0) | 12,2 |
| Profit after taxation | **354,1** | (132,6) | 224,1 | 42,3 | 154,2 |
| Outside shareholders' interest | **10,1** | 7,2 | 18,2 | 16,9 | 10,9 |
| Net profit | **344,0** | (139,8) | 205,9 | 25,4 | 143,3 |
| **Statistics per share** | | | | | |
| Number of shares issued (million) | **221,9** | 221,9 | 221,9 | 221,9 | 216,2 |
| Earnings per share (cents) (before exceptional items) | **123,8** | 51,3 | 125,4 | 47,3 | 54,2 |
| Dividend per share (cents) | **24,0** | 18,0 | 80,0 | 50,0 | 50,0 |
| Dividend cover (times) | **5,2** | 2,9 | 1,6 | 1,0 | 1,1 |
| **Profitability** | | | | | |
| Operating margin (%) | **5,5** | 4,2 | 4,4 | 3,1 | 3,0 |
| **Employees** | | | | | |
| Number of employees | **13 235** | 12 933 | 15 068 | 17 499 | 17 319 |
| Turnover per employee (Rand) | **458 363** | 368 237 | 350 882 | 279 749 | 232 310 |
| **Other statistics** | | | | | |
| Number of retail outlets | **1 642** | 1 590 | 1 524 | 1 608 | 1 622 |
| Number of manufacturing units | **2** | 2 | 3 | 4 | 6 |

# Shareholders' information

### Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the transfer secretaries: Computershare Investor Services Ltd, P O Box 1053, Johannesburg, 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the transfer secretaries, detailing the accounts concerned and instructions on how they should be amalgamated.

### Additional copies of annual financial statements

Additional copies of the report are obtainable from:

South Africa: The Company Secretary, Pepkor Ltd, 36 Stellenberg Road, Parow Industria, 7490. Telephone number: (021) 933 5137.

United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286. Telephone number: (212) 815 2207.

United Kingdom: The Company Secretary, Brown & Jackson plc, Knowsthorpe Gate, Cross Green Industrial Estate, Leeds, LS9 0NP. Telephone number: (0113) 240 6406.

### ADR programme for American investors

Ordinary shares in Pepkor Ltd are traded in the United States of America in the form of American Depository Shares (ADS's) and evidenced by American Depository Receipts (ADR's). Each ADS represents two ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

### Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trades in the company's shares take place electronically, resulting in shareholders not being able to sell their Pepkor shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number (021) 933 5137 or the transfer secretaries, Computershare Investor Services Ltd, at telephone number (011) 370 5000.

### Dividends

An interim dividend of 11 cents per share was paid on 25 March 2002. A final dividend of 13 cents per share was paid on 30 September 2002, bringing the total dividend for the year to 24 cents (2001: 18 cents) per share.

To comply with the procedures of STRATE, the last day to trade in the shares for purposes of entitlement to the final dividend was Thursday, 19 September 2002. The shares commenced trading ex dividend on Friday, 20 September 2002 and the record date was Friday, 27 September 2002.

### Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's transfer secretaries at the above address.

# Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.

**J F Pienaar**
*Secretary*

26 August 2002

# Stock exchange transactions

| | Year ended 30 June | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 |
| Number of shares traded ('000) | **104 253** | 287 749 | 76 047 | 69 728 | 46 904 |
| Value of shares traded (R'000) | **407 172** | 910 550 | 1 799 540 | 1 565 937 | 1 404 792 |
| Volume of shares traded as % of total issued shares | **47,0** | 129,7 | 34,3 | 31,4 | 21,7 |
| Market capitalisation (R'000) | **887 746** | 634 738 | 5 415 248 | 5 393 054 | 4 745 098 |
| Share price for the year (cents) | | | | | |
| Lowest | **285** | 200 | 1 870 | 1 300 | 2 000 |
| Average | **391** | 316 | 2 366 | 2 246 | 2 995 |
| Highest | **471** | 860 | 3 200 | 3 300 | 3 990 |
| Closing | **400** | 286 | 2 440 | 2 430 | 2 195 |
| **JSE actuaries index** | | | | | |
| Industrial shares | **7 850** | 7 866 | 8 605 | 7 561 | 8 027 |

# Shareholders' profile

| | Number of shares | Percentage holding | Number of holders |
|---|---|---|---|
| An analysis of the certificated register of members as at 30 June 2002 revealed the following categories of membership and shareholdings equal to or exceeding 5% of the total issued shares in the company: | | | |
| CSD Materialised Control Account (dematerialised shares) | 175 436 886 | 79,0 | 1 |
| Titan Nominees (Pty) Ltd | 41 299 281 | 18,6 | 1 |
| Banks and nominee companies | 4 263 115 | 1,9 | 14 |
| Other corporate bodies | 13 381 | 0,1 | 12 |
| Individuals | 923 721 | 0,4 | 797 |
| **Total** | **221 936 384** | **100,0** | **825** |

**Major shareholders**

Given the high proportion of shares which have been dematerialised, a further analysis of the sub-registers maintained by the Central Securities Depository Participants determined the following registered shareholdings equal to or exceeding 5% of the total issued shares in the company:

| | | |
|---|---|---|
| SCMB Custody Account | 55 899 828 | 25,2 |
| Nedcor Nominee Holdings | 44 038 042 | 19,8 |
| Old Mutual Holdings | 21 371 284 | 9,6 |
| Gardenview Nominees (Pty) Ltd | 12 336 788 | 5,6 |

**Disclosures by nominee shareholders**

In terms of the provisions of section 140A of the Companies Act in South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued shares in the company have been determined from an analysis of the statutory disclosures submitted by the above holders:

| | | |
|---|---|---|
| C H Wiese | 47 255 036 | 21,3 |
| Old Mutual | 26 707 266 | 12,0 |
| Public Investment Commissioner | 25 190 625 | 11,4 |

# Notice to shareholders

Notice is hereby given that the thirty seventh annual general meeting of the shareholders of Pepkor Limited will be held in the boardroom of Pepkor's head office, 36 Stellenberg Road, Parow Industria, at 09:45 on 25 October 2002 for the purpose of passing the following resolutions, with or without modification:

**Ordinary resolution number 1**

To adopt the annual financial statements for the year ended 30 June 2002 including the auditors' report.

**Ordinary resolution number 2**

To confirm the directors' remuneration of R63 500.

**Ordinary resolution number 3**

To approve the simultaneous re-appointments of the retiring directors by way of a single resolution.

**Ordinary resolution number 4**

To re-appoint Messrs D H Anderson, J W Basson, P J Erasmus, J J Fouché and T R Hlongwane who retire as directors in terms of the articles of association of the company, but being eligible, have offered themselves for re-election.

**Ordinary resolution number 5**

To confirm the payment of the ordinary dividend.

**Ordinary resolution number 6**

That, subject to the provisions of the Companies Act, 1973, as amended and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary share capital of the company for such purposes as they may determine after setting aside so many shares as may be required to be allotted and issued by the company, pursuant to the schemes governed by the rules of the Pep Limited Share Incentive Trust, the Pep Limited Share Incentive Trust number 2 and the Ackermans Limited Share Incentive Trust.

**Ordinary resolution number 7**

That, subject to the passing of ordinary resolution no. 6 and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue ordinary shares of 5 cents each for cash, irrespective as to whom the shares will be issued, as and when suitable situations arise, subject to the following conditions:

- that this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- that a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- that issues in the aggregate in any one financial year may not exceed 15% of the company's issued ordinary share capital of a particular class of share;
- that in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 days prior to the directors' resolution. Issues at a discount greater than 10% may be undertaken, subject to specific shareholders consent; and
- that any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange South Africa and not to related parties.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

**Special resolution number 1**

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be extended, subject to the following terms and conditions:

- Any repurchase of securities be implemented on the main board of the JSE (i.e. open market);
- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution;
- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;
- Acquisitions of shares by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company; and
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed."

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- the company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- the working capital resources of the company and the group will be adequate for their current and foreseeable future business requirements; and
- the issued share capital and/or reserves are adequate for the purposes of the business of the company and the group for the foreseeable future without taking into account any further acquisitions.

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

**Special resolution number 2**

"Resolved, as a special resolution, that Wilfred Meyersohn & Company (Proprietary) Limited, a wholly owned subsidiary of the company ("the subsidiary"), be and is hereby authorised by way of a specific authority, in accordance with Section 85 of the Act, and the company's Articles of Association, to repurchase 7 651 924 ordinary shares in the company's issued share capital, currently under the control of the Pep Limited Share Incentive Trust and the Pep Limited Share Incentive Trust No. 2 ("the Trusts") from the trustees of the Trusts at a price of R5,00 per share, being the weighted average market price on the JSE over the five business days to Friday, 20 September 2002."

The financial effects of the repurchase of shares will be as follows:

| | **Before** | **After** | **Change** |
|---|---|---|---|
| Headline earnings per share for the year ended 30 June 2002 (on the basis that the repurchase of shares was effective 1 July 2001) | 124,7c | 129,2c | +3,6% |
| Net asset value per share at 30 June 2002 (on the basis that the repurchase of shares was effective 30 June 2002) | 581,9c | 584,8c | +0,5% |

The company intends to finance the said repurchase of shares by means of funds generated through its operations.

In terms of the Listings Requirements of the JSE, the controlling shareholders of the company, their associates and any parties acting in concert as well as shareholders participating in the share repurchase who are not regarded as being public are precluded from voting in respect of this special resolution.

The reason for the special resolution is to grant the subsidiary a specific authority to repurchase from the Trusts, 7 651 924 ordinary shares in the company's issued share capital, being a total of 3,4% of the issued share capital ("the subject shares") and thereby facilitating the sale of surplus shares, currently controlled by the Trusts. The effect of the special resolution will be that the subsidiary will be entitled to hold the shares thus repurchased as treasury shares.

During 1999 the subject shares were purchased on the open market at an effective average cost price of R5,72 for purposes of allocation to management and staff under the schemes regulated by the Trusts. Due to the changed market conditions and the unbundling of the Pepkor group of companies the majority of the subject shares were not allocated. Likewise the subject shares actually allocated were, in terms of the rules of the Trusts, resold to the Trusts at the original offer price thereof. Any loans granted to the Trusts by the company in excess of the repurchase price will be written off.

The directors are of the opinion that, after considering the specific repurchase and the price at which the specific repurchase will take place, that for a period of 12 months after the date of this notice of annual general meeting:

- the company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements;
- the working capital resources of the company and the group will be adequate for its current and foreseeable future business requirements; and
- the issued share capital and/or reserves are adequate for the purposes of the business of the company and the group for the foreseeable future without taking into account any further acquisitions.

**Proxies**

A member entitled to attend and vote may appoint a proxy, who need not be a member of the company, to attend, vote and speak on his behalf. A proxy form is enclosed for those members who are unable to attend the meeting. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria 7490 at least 48 hours before the commencement of the meeting.

By order of the board

**J F Pienaar**
*Secretary*
25 September 2002

36 Stellenberg Road
Parow Industria
7490

# Pepkor annual financial statements 2002
# Contents

# Corporate governance and approval of annual financial statements

The board subscribes to the principles of transparent and honest corporate governance as set out in the Code of Corporate Practices and Conduct in the King Report ("the Code"), and in all material respects complies with the requirements thereof. In line with their respective codes of ethics group companies endeavour at all times to maintain the highest standard of integrity in dealing with their clients, staff, shareholders and suppliers and in doing so to ensure the largest measure of credibility, trust and stability.

## Group structure

Pepkor is an investment holding company with investments in unlisted companies. These operating companies have independent boards of directors on which representatives of Pepkor serve in a non-executive capacity. All Pepkor's subsidiaries are committed to the principles of sound corporate governance as contained in the Code, and as far as practicable comply with all the essential aspects thereof. Pepkor encourages these companies to comply fully with the Code, and to disclose any cases in which such compliance is not possible.

## Board of directors

Pepkor's board consists of twelve directors, three of whom hold executive positions in the group. The chairman of the board is a non-executive director. The composition of the board provides for proper deliberation of all matters requiring the board's attention thereby ensuring balance of power and authority. The board meets at least four times a year. Particulars of the members of the board are furnished on page 14 of the annual report.

## Audit committee

The Pepkor audit committee consists of three non-executive directors and one executive director, and meets at least twice a year in order to evaluate matters such as accounting practices, internal control systems, auditing and financial reporting. The audit committee is also charged with identifying and reporting to the board on critical areas of risk that have been identified for the group in collaboration with the management.

The audit committee functions in terms of a written mandate from the board, and the external auditors have unrestricted access to the committee. Relevant members of the executive management are also invited to attend meetings in order to assist the committee in carrying out its task. The audit committee receives feedback on the activities of the company's subsidiaries and also has access to the minutes of board meetings of these companies.

## Remuneration committee

The remuneration of the executive directors is subject to the approval of the remuneration committee, consisting of the chairman of the company, the managing director and two non-executive directors.

## Employment equity

The company pursues a policy of equal opportunities and no discrimination. Since the group's operations are vested in separate subsidiary companies, each of which operate in unique circumstances, those companies implement such staff development and affirmative action programmes as are required by their particular circumstances and similarly provide for employee participation.

## Internal control

The directors accept final responsibility for the internal control systems of the group. It is the management's responsibility to ensure that relevant legislation and regulations are complied with and that adequate internal financial control systems are developed and maintained in order to provide reasonable assurance regarding:

- the completeness and accuracy of the accounting records;
- the integrity and reliability of the annual financial statements; and
- the safeguarding of the business undertaking's assets.

The effectiveness of any internal financial control system depends upon strict observance of prescribed measures. Non-observance of such measures by staff is always a risk. Consequently even a strict internal control system can only provide reasonable assurance as regards financial reporting and the safeguarding of assets. An evualation of the group's internal financial control systems was made in respect of the year ended 30 June 2002, and on the basis of this evaluation the board is of the opinion that the internal control systems in respect of financial reporting and the safeguarding of assets against unauthorised use or disposal complied with acceptable criteria.

## Approval of annual financial statements

The responsibility for preparing and submitting the annual financial statements was delegated to the management. The financial statements were prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are in accordance with the group's accounting records and policy which have been applied on a consistent basis.

The directors accept final responsibility for the integrity, objectivity and reliability of the annual financial statements and subscribe to the concept of transparency in financial reporting. The external auditors are responsible for reporting on the annual financial statements. The directors are of the opinion that the group has sufficient resources at its disposal to carry on the undertaking in the foreseeable future and the annual financial statements have accordingly been prepared on a going concern basis.

The directors' report, annual financial statements and group annual financial statements as set out on pages 24 to 50 have been approved by the board.

Signed on behalf of the board of directors

**C H Wiese**
*Chairman*

**P J Erasmus**
*Managing director*

26 August 2002

# Auditors' report

*Report of the independent auditors to the members of Pepkor Limited*

We have audited the annual financial statements and group annual financial statements of Pepkor Limited set out on pages 24 to 50 for the year ended 30 June 2002. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

## Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

## Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 30 June 2002 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc

**PricewaterhouseCoopers Inc.**
*Registered Accountants and Auditors*
*Chartered Accountants (SA)*

Cape Town
26 August 2002

# Directors' report

*Pepkor Limited and its subsidiaries*

## Share capital

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

## Share purchases

During the financial year the company purchased 20,2 million shares in Shoprite Holdings Limited at a price of R287 million in terms of a put option which expired. In terms of additional transactions, a further 12,9 million shares in Shoprite Holdings Limited and 13,7 million shares in Tradehold Limited, which previously were held by share incentive trusts, were bought at a price of R225 million.

## Business of the group

Pepkor Limited is an investment holding company with investments in subsidiaries and at year-end the company controlled mainly the following investments:

- **Pep Limited**

  Pep Stores retailing for cash, clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Lesotho, Swaziland, Zambia, Mozambique, Malawi and Ghana.

  Pep Manufacturing, manufacturing operations situated in the Western Cape allied to the clothing retail.

- **Ackermans Limited**

  Ackermans retailing for cash, clothing, footwear, blankets and household softs/hardware from premises situated in the Republic of South Africa, Namibia, Botswana, Swaziland, Lesotho and Mozambique.

- **Best & Less**

  Best & Less retailing for cash, clothing and household textiles from premises situated in Australia.

- **Sundry**

  Pepkorfin, which renders certain head office services in the group.

Pepkor Limited's interest in its subsidiaries as well as their individual activities, is set out in the annual financial statements.

## Group results

**Change in accounting policy**

The accounting policy relating to the provision of depreciation was changed to comply with the new South African Statement of Generally Accepted Accounting Practice relating to investment property (AC 135).

With effect 1 July 2001 depreciation is being provided on investment property with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition. Comparative figures were restated for this change.

The effect of the change in accounting policy on the results for the year to 30 June 2001 is that net profit before exceptional items reduced by R0,744 million from R114,618 million to R113,874 million, whereas earnings per share dropped from 51,6 cents to 51,3 cents. The effect on the net loss after exceptional items of the previous year is that the net loss increased by R0,744 million from R139,069 million to R139,813 million, with the loss per share increasing from 62,7 cents to 63,0 cents.

The change in accounting policy resulted in a reduction in net asset value per share at 30 June 2001 from 443,5 cents to 441,6 cents.

**Earnings**

After taking into account outside shareholders' interest, the group achieved earnings per share, before exceptional items, of 123,8 cents (2001: 51,3 cents).

Details of the results of Pepkor Limited and the group are contained in the income statement.

The attributable interest of Pepkor Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year was as follows:

| | **2002 million** | 2001 million |
|---|---|---|
| Total profits | **R520,9** | R205,6 |
| Total losses | **R179,2** | R364,6 |

**Dividends**

An interim dividend of 11 cents (2001: 9 cents) per share was paid on 25 March 2002. A final dividend of 13 cents (2001: 9 cents) per share is payable on 30 September 2002. This brings the total dividend for the year to 24 cents (2001: 18 cents) per share.

## Directorate

The names of the directors are listed on page 14 of the annual report. On 15 November 2001 Mr P J Erasmus was appointed as director, while Mr D H Anderson was appointed on 26 June 2002. Mr D J Venter resigned as director on 4 April 2002.

In terms of the articles of association of the company Messrs D H Anderson, J W Basson, P J Erasmus, J J Fouché and T R Hlongwane retire as directors of the company at the annual general meeting, but being eligible offer themselves for re-election.

At 30 June 2002 the directors of Pepkor Limited held a direct interest of 1,0% (2001: 2,1%) and an indirect, non-beneficial interest of 21,0% (2001: 20,9%) of the issued share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial year and the date of this report.

## Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 18 of this report.

## Secretary

The name and address of the secretary appear on page 14 of this report.

# Accounting policies

*Pepkor Limited and its subsidiaries for the year ended 30 June 2002*

The annual financial statements are prepared on the historical cost basis, with the exception of certain fixed assets which are adjusted for revaluations as detailed below, and incorporate the following principal policies which are, with the exception of the provision of depreciation on fixed property, in all respects consistent with those of the previous year:

**1. Consolidated annual financial statements**

The consolidated annual financial statements include the accounts of the company and all its subsidiaries. Goodwill is the excess of cost over net asset value at the date of acquisition of interests in subsidiaries. Goodwill is accounted for in the balance sheet and amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written down in respect of a permanent impairment if deemed necessary.

**2. Foreign currency**

Amounts in foreign currency, resulting from trading, are converted to Rand at the contracted exchange rate. Exchange rate differences which occur at settlement or conversion are fully accounted for in the income statement in the period in which it occurred.

**3. Foreign subsidiaries**

Assets and liabilities of foreign subsidiaries, classified as foreign entities, are converted to Rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to Rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Net debits are however written off in the year in which they occur.

In respect of assets and liabilities of foreign subsidiaries classified as integrated foreign operations, monetary items are converted to Rand at the exchange rates ruling at year-end, whereas non-monetary items are converted to Rand at historical rates of exchange. Income statements and cash flow statements are converted to Rand at weighted average rates of exchange during the financial year. Differences arising on conversion are fully accounted for in the income statement in the period in which it occurred.

**4. Turnover**

Turnover of the group is the total of all sales of the company's subsidiaries, after elimination of intergroup sales.

**5. Deferred taxation**

Deferred taxation is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

**6. Property, plant and equipment**

Land and buildings are regarded as investment properties and reflected at cost or valuation. With effect 1 July 2001 depreciation is being provided on investment property with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition. This represents a change in accounting policy, which necessitated the restatement of comparative figures.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Assets are depreciated over the following periods:

| | |
|---|---|
| Buildings: | 25 to 50 years |
| Machinery: | 3 to 10 years |
| Equipment: | 3 to 10 years |
| Vehicles: | 3 to 5 years |

**7. Investments**

Listed investments are reflected at the lower of cost or market value, as at financial year-end. When markets values are below cost, amounts written off are charged to exceptional items, with subsequent increases in value, up to historical cost, being written back to exceptional items. Unlisted investments are reflected at the lower of cost or directors' valuation, with the treatment of adjustments being similar to that of listed investments.

**8. Bank balances**

Actual bank balances are reflected. Outstanding cheques are included in accounts payable and provisions and outstanding deposits in bank balances and cash.

**9. Inventories**

Inventories are valued at the lower of cost or net realisable value. Cost for the group is determined on the following bases:

- **Raw material**
  The lower of a predetermined standard cost or actual cost.

- **Work in progress**
  Direct costs which include raw material, direct labour and attributable production overheads.

- **Merchandise**
  Manufactured in the group's factories: Direct costs which include raw material, direct labour and attributable production overheads.

  Purchased from other suppliers: Average cost less an adjustment for obsolete and slow moving inventories.

- **Goods in transit**
  Invoice value of raw material and merchandise not yet received.

- **Consumable goods**
  Actual cost.

The basis of determining cost by some of the non-RSA subsidiaries is the last-in-first-out-method, but is adjusted for the group to the abovementioned bases of valuation. The group's interest in the profit after taxation, resulting from the adjustment originating outside the RSA, is transferred to non-distributable reserves.

# Currency of annual financial statements

The annual financial statements are expressed in South African Rand. The approximate Rand cost of a unit of the following currencies at year-end was:

| | **2002** | 2001 |
|---|---|---|
| USA Dollar | **10,31** | 8,07 |
| Pound Sterling | **15,75** | 11,36 |
| Australian Dollar | **5,80** | 4,09 |
| European Currency Unit | **10,19** | 6,83 |
| Japanese Yen (100) | **8,57** | 6,49 |

# Income statement

*Pepkor Limited and its subsidiaries for the year ended 30 June*

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | Notes | **2002 R'000** | 2001 R'000 |
| | | **Turnover** | | **6 066 438** | 4 762 412 |
| (763) | **(686)** | **Operating profit/(loss)** | 1 | **335 989** | 200 097 |
| 44 718 | **7 974** | Investment income | 2 | **209 619** | 118 806 |
| 43 955 | **7 288** | **Profit before interest paid** | | **545 608** | 318 903 |
| | | Interest paid | | **117 855** | 151 415 |
| 43 955 | **7 288** | **Profit before exceptional items** | | **427 753** | 167 488 |
| 63 665 | **(226 246)** | Exceptional items | 3 | **71 933** | (252 886) |
| | | Amortisation of goodwill | | **(2 221)** | (801) |
| 107 620 | **(218 958)** | **Profit/(loss) before taxation** | | **497 465** | (86 199) |
| 1 871 | **4 773** | Taxation | 4 | **143 395** | 46 371 |
| 105 749 | **(223 731)** | **Profit/(loss) after taxation** | | **354 070** | (132 570) |
| | | Outside shareholders' interest | | **10 092** | 7 243 |
| 105 749 | **(223 731)** | **Net profit/(loss)** | | **343 978** | (139 813) |
| | | Earnings per share (cents) | | | |
| | | – before exceptional items | 5.1 | **123,8** | 51,3 |
| | | – after exceptional items | 5.2 | **155,0** | (63,0) |
| | | – headline earnings | 5.3 | **124,7** | 51,7 |
| | | Dividend (cents per share) | 6 | **24,0** | 18,0 |

# Balance sheet

*Pepkor Limited and its subsidiaries at 30 June*

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | Notes | **2002 R'000** | 2001 R'000 |
| | | **Assets** | | | |
| 797 259 | **751 381** | **Non-current assets** | | **955 226** | 514 828 |
| | | Property, plant and equipment | 7 | **486 503** | 388 764 |
| | | Goodwill | 8 | **96 600** | 18 873 |
| 761 571 | **423 476** | Interest in subsidiaries | 9 | | |
| 35 688 | **327 905** | Other investments | 10 | **323 339** | 59 840 |
| | | Deferred taxation | 11 | **48 784** | 47 351 |
| 62 382 | **–** | **Current assets** | | **2 017 192** | 1 901 082 |
| | | Inventories | 12 | **1 244 174** | 1 306 166 |
| 62 382 | **–** | Amounts owing by subsidiaries | 9 | | |
| | | Accounts receivable | 13 | **94 643** | 56 585 |
| | | Bank balances and cash | 22.3 | **678 375** | 538 331 |
| 859 641 | **751 381** | **Total assets** | | **2 972 418** | 2 415 910 |
| | | ***Shareholders' funds and liabilities*** | | | |
| 847 932 | **579 814** | **Ordinary shareholders' funds** | | **1 291 415** | 980 087 |
| 11 097 | **11 097** | Ordinary share capital | 14 | **11 097** | 11 097 |
| 409 875 | **409 875** | Ordinary share premium | | **409 875** | 409 875 |
| 426 960 | **158 842** | Reserves | 15 | **870 443** | 559 115 |
| 92 | **92** | **Preference share capital** | 16 | **92** | 92 |
| | | **Outside shareholders' interest** | | **23 420** | 19 839 |
| | | **Non-current liabilities** | | **63 002** | 67 078 |
| | | Long-term loans | 17 | **1 202** | 12 877 |
| | | Deferred taxation | 11 | **17 189** | 14 168 |
| | | Other non-current liabilities | 18 | **44 611** | 40 033 |
| 11 617 | **171 475** | **Current liabilities** | | **1 594 489** | 1 348 814 |
| 11 617 | **12 143** | Accounts payable and provisions | 19 | **1 080 113** | 854 477 |
| – | **159 332** | Amounts owing to subsidiaries | | | |
| | | Short-term loans | 20 | **58 263** | 66 710 |
| | | Bank overdrafts | | **456 113** | 427 627 |
| 859 641 | **751 381** | **Total shareholders' funds and liabilities** | | **2 972 418** | 2 415 910 |

# Cash flow statement

*Pepkor Limited and its subsidiaries for the year ended 30 June*

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | Notes | **2002 R'000** | 2001 R'000 |
| (48 262) | **(41 346)** | **Cash retained from operations** | | **700 530** | 123 663 |
| (763) | **(686)** | Operating profit/(loss) | | **335 989** | 200 097 |
| | | Non-cash items | 21.1 | **80 852** | 95 052 |
| (141) | **27** | Decrease/(increase) in working capital | 21.2 | **278 813** | (41 406) |
| 44 718 | **7 974** | Investment income | | **209 619** | 118 806 |
| | | Interest paid | | **(117 855)** | (151 415) |
| (5 521) | **(4 274)** | Taxation paid | 21.3 | **(40 766)** | (7 331) |
| 38 293 | **3 041** | Cash flow from operations | | **746 652** | 213 803 |
| (86 555) | **(44 387)** | Dividends paid | | **(44 387)** | (86 555) |
| | | Dividends paid to outside shareholders of subsidiaries | | **(1 735)** | (3 585) |
| 48 170 | **(117 986)** | **Investment activities** | 21.4 | **(568 850)** | 22 668 |
| (92) | **(159 332)** | **Net cash flow** | | **131 680** | 146 331 |
| 92 | **159 332** | **Financing activities** | | **8 364** | 55 899 |
| 92 | **–** | Proceeds from share issue | | **–** | 92 |
| – | **159 332** | Debt raised | | **59 736** | 138 457 |
| | | Debt repaid | | **(51 372)** | (82 650) |
| – | – | **Net movement in bank balances and cash** | | **140 044** | 202 230 |
| | | **Change in bank balances and cash** | | | |
| | | Balance at beginning of the year | | **538 331** | 336 101 |
| | | Net movement | | **140 044** | 202 230 |
| | | **Balance at end of the year** | | **678 375** | 538 331 |

# Statement of changes in shareholders' funds

*Pepkor Limited and its subsidiaries for the year ended 30 June 2002*

| R'000 | Share capital and premium | Profit on share issue of subsidiaries | Foreign currency translation reserve | Other non-distributable reserves | Retained income | Total |
|---|---|---|---|---|---|---|
| **GROUP** | | | | | | |
| Balance at 1 July 2001 | 420 972 | 31 860 | 11 518 | 17 770 | 497 967 | 980 087 |
| – As reported | 420 972 | 31 860 | 11 518 | 17 770 | 502 268 | 984 388 |
| – Prior year adjustment | | | | | (4 301) | (4 301) |
| Exchange rate differences | | | 11 737 | | | 11 737 |
| Transfer from distributable reserve to non-distributable reserve | | | | 3 147 | (3 147) | – |
| Net profit for the year | | | | | 343 978 | 343 978 |
| Dividend distributed | | | | | (44 387) | (44 387) |
| Balance at 30 June 2002 | 420 972 | 31 860 | 23 255 | 20 917 | 794 411 | 1 291 415 |
| **COMPANY** | | | | | | |
| Balance at 1 July 2001 | 420 972 | – | – | 4 982 | 421 978 | 847 932 |
| Net loss for the year | | | | | (223 731) | (223 731) |
| Dividend distributed | | | | | (44 387) | (44 387) |
| Balance at 30 June 2002 | 420 972 | – | – | 4 982 | 153 860 | 579 814 |

# Notes to the annual financial statements

*Pepkor Limited and its subsidiaries for the year ended 30 June*

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| | | **1.** | **Operating profit** | | |
| | | **1.1** | **Calculated on the following basis:** | | |
| | | | Turnover | **6 066 438** | 4 762 412 |
| | | | Cost of sales | **3 988 510** | 3 060 283 |
| | | | Gross profit | **2 077 928** | 1 702 129 |
| | | | *Other operating income* | **222 323** | 113 511 |
| | | | Distribution costs | **(127 496)** | (108 355) |
| (763) | **(686)** | | Administrative costs | **(186 182)** | (165 930) |
| | | | Other operating costs | **(1 650 584)** | (1 341 258) |
| (763) | **(686)** | | Operating profit | **335 989** | 200 097 |
| | | **1.2** | **Determined after taking into account the following expenditure:** | | |
| | | | Depreciation of property, plant and equipment | **110 163** | 91 000 |
| | | | Operating lease - buildings | **438 153** | 352 115 |
| | | | Lease payments | **436 933** | 353 158 |
| | | | Sublease payments | **(1 275)** | (1 512) |
| | | | Contingent rents | **2 495** | 469 |
| | | | Staff costs | **904 883** | 728 926 |
| | | | Salaries, wages and service benefits | **853 293** | 691 443 |
| | | | Retirement benefit contributions | **46 652** | 36 073 |
| | | | Provision for post-retirement medical benefits | **4 938** | 1 410 |
| | | | Foreign exchange (profits)/losses | **(76 445)** | 10 547 |
| 68 | **71** | | Auditors' remuneration | **4 072** | 2 985 |
| 60 | **68** | | Audit fees – for this year | **3 113** | 2 227 |
| 8 | **3** | | – (over)/underprovided in the previous year | **(158)** | 100 |
| | | | Fees for other services | **1 117** | 658 |
| 223 | **338** | | Fees paid for outside services | **26 824** | 18 177 |
| | | | Administrative | **23 527** | 16 098 |
| | | | Technical | **2 841** | 1 674 |
| 223 | **338** | | Secretarial | **456** | 405 |
| | | | Loss on sale and scrapping of property, plant and equipment | **2 948** | 965 |
| | | **1.3** | **Directors' remuneration** | | |
| 36 | **54** | 1.3.1 | Non-executive directors | | |
| 6 156 | **6 698** | | Executive directors | | |
| 6 192 | **6 752** | | | | |
| (6 148) | **(6 688)** | | Paid by subsidiaries | | |
| 44 | **64** | | | | |

**1.3 Directors' remuneration (continued)**

| | | Fees R'000 | Basic remuneration R'000 | Incentive bonuses R'000 | Total R'000 |
|---|---|---|---|---|---|
| 1.3.2 | Non-executive directors | | | | |
| | J W Basson | 2 | – | – | 2 |
| | J J Fouché* | 2 | – | – | 2 |
| | T R Hlongwane | 20 | – | – | 20 |
| | E Links | 20 | – | – | 20 |
| | C Moore | 2 | – | – | 2 |
| | J J Visser | 2 | – | – | 2 |
| | C H Wiese* | 6 | – | – | 6 |
| | | 54 | – | – | 54 |

*In addition to the above amounts, R1 325 330 (2001: R748 282) was paid to a management company in respect of the availability of these individuals as directors.

| | | Fees R'000 | Basic remuneration R'000 | Incentive bonuses R'000 | Total R'000 |
|---|---|---|---|---|---|
| 1.3.3 | Executive directors | | | | |
| | J H du Toit | 2 | 607 | – | 609 |
| | P J Erasmus | 2 | 598 | 674 | 1 274 |
| | A C Labuschaigne | 2 | 1 420 | 1 707 | 3 129 |
| | C Stassen | 2 | 455 | 375 | 832 |
| | D J Venter | 2 | 326 | 526 | 854 |
| | | 10 | 3 406 | 3 282 | 6 698 |

| COMPANY 2001 R'000 | COMPANY **2002 R'000** | | | GROUP **2002 R'000** | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| | | **2.** | **Investment income** | | |
| 42 490 | **179** | | From subsidiaries | | |
| 42 381 | **179** | | Dividends | | |
| 109 | **–** | | Interest | | |
| | | | Interest received | **26 804** | 82 781 |
| 2 228 | **80** | | Dividends – unlisted investments | **497** | 8 348 |
| – | **7 715** | | – listed investments | **7 715** | – |
| | | | Exchange rate gain | **174 603** | 27 677 |
| 44 718 | **7 974** | | | **209 619** | 118 806 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| | | **3.** | **Exceptional items** | | |
| (11 551) | **(220 070)** | | Amount written off and net loss on disposal of investments | **(1 973)** | (17 744) |
| | | | Provision written back/(created) for loss resulting from put option in respect of Shoprite Holdings Ltd shares and loans to share incentive trusts | **88 991** | (333 354) |
| 88 626 | **–** | | Liquidation distribution received (refer 22.3) | **–** | 88 626 |
| | | | Profit on disposal of fixed assets | **–** | 9 699 |
| | | | Impairment write-off on land and buildings | **(16 571)** | – |
| (13 410) | **(6 176)** | | Provision against interest in subsidiaries | | |
| | | | Other | **1 486** | (113) |
| 63 665 | **(226 246)** | | | **71 933** | (252 886) |
| | | | Taxation – deferred | **(435)** | – |
| 63 665 | **(226 246)** | | | **71 498** | (252 886) |
| | | **4.** | **Taxation** | | |
| | | **4.1** | **Resulting from –** | | |
| 1 871 | **4 773** | | Normal activities | **142 960** | 46 371 |
| | | | Exceptional items | **435** | – |
| 1 871 | **4 773** | | | **143 395** | 46 371 |
| | | **4.2** | **Classification –** | | |
| 1 871 | **4 773** | | South African normal taxation | **109 564** | 28 376 |
| | | | Foreign taxation | **33 831** | 17 995 |
| 1 871 | **4 773** | | | **143 395** | 46 371 |
| | | **4.3** | **Consisting of –** | | |
| 2 | **499** | | Current taxation | **114 287** | 17 321 |
| | | | Prior year taxation | **23 123** | (10 460) |
| | | | Non-resident shareholders' tax | **123** | 1 022 |
| 1 869 | **4 274** | | Secondary tax on companies | **4 274** | 1 869 |
| | | | Deferred taxation | **1 588** | 36 619 |
| 1 871 | **4 773** | | | **143 395** | 46 371 |

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | | **2002 R'000** | 2001 R'000 |
| | | 4. | Taxation *(continued)* | | |
| | | **4.4** | **Reconciliation of tax rate** | | |
| 30,0 | **30,0** | | South African normal tax rate | **30,0** | 30,0 |
| (28,3) | **(32,2)** | | Net adjustment | **(1,2)** | (83,8) |
| (17,7) | **(31,0)** | | Exceptional items | **(4,1)** | (89,1) |
| (12,3) | **0,8** | | Exempt income/non-deductible expenses | **(2,6)** | 13,2 |
| | | | Creation of tax losses | **0,2** | (12,9) |
| | | | Utilisation of tax losses | **(0,5)** | 3,7 |
| | | | Tax rate adjustment | **(0,1)** | (2,1) |
| 1,7 | **(2,0)** | | Secondary tax on companies | **0,9** | (2,2) |
| | | | Prior year taxation | **4,6** | 7,8 |
| | | | Non-resident shareholders' tax | **0,1** | (3,4) |
| | | | Other adjustments | **0,3** | 1,2 |
| 1,7 | **(2,2)** | | Effective tax rate | **28,8** | (53,8) |
| 402 | **–** | **4.5** | Calculated tax losses at year-end | **75 330** | 119 742 |
| | | | Applied in the provision for deferred taxation | **54 503** | 105 410 |
| 402 | **–** | | Net calculated tax losses | **20 827** | 14 332 |
| 121 | **–** | | The utilisation of the tax relief of | **6 248** | 4 300 |

calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.

The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the foreseeable future.

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| 2 219 | **–** | **4.6** | Credits in respect of secondary tax on companies (STC) at year-end | **336** | 2 219 |
| 277 | **–** | | The utilisation of the STC relief of | **42** | 277 |

calculated at current rates is dependent on the future distribution of dividends in the companies concerned.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | | **2002 R'000** | 2001 R'000 |
| | | **4.** | **Taxation** *(continued)* | | |
| | | **4.7** | No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of R165 million. | | |
| | | **5.** | **Earnings per share** | | |
| | | **5.1** | **Before exceptional items:** | | |
| | | | Based on net profit of | **274 701** | 113 874 |
| | | | and the number of shares in issue of ('000) | **221 936** | 221 936 |
| | | **5.2** | **After exceptional items:** | | |
| | | | Based on net profit/(loss) of | **343 978** | (139 813) |
| | | | and the number of shares in issue of ('000) | **221 936** | 221 936 |
| | | **5.3** | **Headline earnings:** | | |
| | | | Based on headline earnings of | **276 811** | 114 711 |
| | | | Net profit/(loss) | **343 978** | (139 813) |
| | | | Attributable exceptional items (refer 3) | **(71 498)** | 252 886 |
| | | | Amortisation of goodwill | **2 221** | 801 |
| | | | Loss on sale and scrapping of property, plant and equipment after taxation and outside shareholders' interest | **2 110** | 837 |
| | | | and the number of shares in issue of ('000) | **221 936** | 221 936 |
| | | **6.** | **Dividends paid** | | |
| 66 581 | – | | 2000 Final: 30 cents per share paid on 29 September 2000 | – | 66 581 |
| 19 974 | – | | 2001 Interim: 9 cents per share paid on 23 March 2001 | – | 19 974 |
| – | **19 974** | | 2001 Final: 9 cents per share paid on 25 September 2001 | **19 974** | – |
| – | **24 413** | | 2002 Interim: 11 cents per share paid on 25 March 2002 | **24 413** | – |
| 86 555 | **44 387** | | | **44 387** | 86 555 |

| COMPANY 2001 R'000 | COMPANY **2002 R'000** | | GROUP **2002 R'000** | GROUP 2001 R'000 |
|---|---|---|---|---|

**6. Dividends paid** *(continued)*

The 2002 final dividend of 13 cents per share, in the amount of R28,852 million, is payable on 30 September 2002. This dividend payable is not reflected in the annual financial statements, but will be accounted for as an application of shareholders' funds in the year ending 30 June 2003.

**7. Property, plant and equipment**

**Owned assets**

| | | Group 2002 R'000 | Group 2001 R'000 |
|---|---|---|---|
| **7.1** | **Machinery, equipment and vehicles** | | |
| | Cost | **916 954** | 746 851 |
| | Aggregate depreciation | **537 077** | 459 706 |
| | | **379 877** | 287 145 |
| **7.2** | **Improvements to leasehold property** | | |
| | Cost | **533** | 621 |
| | Amounts written off | **522** | 566 |
| | | **11** | 55 |
| **7.3** | **Land and buildings** | | |
| | At cost or valuation | **113 299** | 106 157 |
| | Aggregate depreciation | **6 684** | 4 593 |
| | | **106 615** | 101 564 |

A register containing details is available for inspection at the registered office of the company.

| | | | |
|---|---|---|---|
| **7.4** | **Total property, plant and equipment** | **486 503** | 388 764 |

| | | Machinery, equipment, and vehicles | Improvements to leasehold property | Land and buildings |
|---|---|---|---|---|
| **7.5** | **Reconciliation of book value –** | | | |
| | Book value at beginning | 287 145 | 55 | 101 564 |
| | Additions | 178 550 | – | 13 192 |
| | Disposals and scrappings | (11 224) | (41) | – |
| | Depreciation | (108 069) | (3) | (2 091) |
| | Impairment write-off | – | – | (16 571) |
| | Exchange rate differences | 33 475 | – | 10 521 |
| | Book value at end | 379 877 | 11 | 106 615 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| | | **8.** | **Goodwill** | | |
| | | **8.1** | **Consisting of –** | | |
| | | | Cost | **99 622** | 19 674 |
| | | | Aggregate amortisation | **3 022** | 801 |
| | | | | **96 600** | 18 873 |
| | | **8.2** | **Reconciliation of book value –** | | |
| | | | Book value at beginning | **18 873** | – |
| | | | Additions | **79 948** | 19 674 |
| | | | Amortisation | **(2 221)** | (801) |
| | | | Book value at end | **96 600** | 18 873 |
| | | **9.** | **Interest in subsidiaries** | | |
| 494 582 | **500 789** | | Unlisted shares at cost | | |
| 400 748 | **–** | | Amounts owing | | |
| (71 377) | **(77 313)** | | Provision against interest in subsidiaries | | |
| 823 953 | **423 476** | | | | |
| (62 382) | **–** | | Current accounts transferred to current assets | | |
| 761 571 | **423 476** | | | | |
| | | **10.** | **Other investments** | | |
| | | **10.1** | **Consisting of –** | | |
| | | | Amounts owing by share incentive trusts | **12 504** | 9 044 |
| – | **292 217** | | Listed investments (refer 10.2) | **292 217** | 3 720 |
| 35 688 | **35 688** | | Unlisted investments (refer 10.2) | **7 444** | 40 697 |
| | | | Staff and other loans | **11 174** | 6 379 |
| 35 688 | **327 905** | | | **323 339** | 59 840 |
| – | **292 217** | **10.2** | Market value of listed investments | **292 217** | 3 720 |
| 35 688 | **35 688** | | Directors' valuation of unlisted investments | **7 444** | 40 697 |

A register containing details of investments is available for inspection at the registered office of the company.

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | **2002 R'000** | 2001 R'000 |
| | | **11. Deferred taxation** | | |
| | | **11.1 Deferred taxation asset** | | |
| | | Consisting of – | | |
| | | Tax losses carried forward | **5 459** | 18 705 |
| | | Provisions and other current liabilities | **45 742** | 30 216 |
| | | Other current assets | **(2 417)** | (1 570) |
| | | | **48 784** | 47 351 |
| | | **11.2 Deferred taxation liability** | | |
| | | Consisting of – | | |
| | | Property, plant and equipment | **2 541** | 2 598 |
| | | LIFO reserves | **6 646** | 4 952 |
| | | Unrealised profit | **9 247** | – |
| | | Other current assets | **75** | 7 336 |
| | | Provisions and other current liabilities | **(318)** | (22) |
| | | Tax losses applied in reduction of provisions for deferred taxation | **(1 002)** | (696) |
| | | | **17 189** | 14 168 |
| | | **11.3 Reconciliation of deferred taxation** | | |
| | | Net asset at beginning of the year | **33 183** | 69 802 |
| | | Charged to income statement | **(1 588)** | (36 619) |
| | | Net asset at end of the year | **31 595** | 33 183 |
| | | **12. Inventories** | | |
| | | **12.1 Consisting of –** | | |
| | | Raw material | **25 128** | 19 951 |
| | | Work in progress | **8 155** | 5 500 |
| | | Merchandise | **1 096 338** | 1 217 515 |
| | | Trading inventories | **1 129 621** | 1 242 966 |
| | | Goods in transit | **114 278** | 62 942 |
| | | Consumable goods | **275** | 258 |
| | | | **1 244 174** | 1 306 166 |
| | | **12.2** The following amounts have been included at net realisable value: | | |
| | | Raw material | **1 251** | 1 042 |
| | | Merchandise | **7 339** | 7 530 |
| | | | **8 590** | 8 572 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|---|
| | | **13.** | **Accounts receivable** | | |
| | | | Trade accounts, less provision for doubtful debts | **19 470** | 16 341 |
| | | | Other debtors and debit balances, including payments in advance | **75 173** | 40 244 |
| | | | | **94 643** | 56 585 |
| | | **14.** | **Ordinary share capital** | | |
| | | **14.1** | **Authorised:** | | |
| 15 000 | **15 000** | | 300 000 000 Ordinary shares of 5 cents each | **15 000** | 15 000 |
| | | **14.2** | **Issued:** | | |
| 11 097 | **11 097** | | 221 936 384 Ordinary shares of 5 cents each | **11 097** | 11 097 |
| | | **14.3** | A maximum number of 777 000 shares in the authorised share capital of the company is reserved for issue to participants to the Ackermans Limited Share Incentive Trust and the Pep Limited Share Incentive Trust in equal parts on 31 August 2002, 31 August 2003 and 31 August 2004. An issue price of R6,38 per share applies to 259 000 shares, whereas the issue price in respect of the remaining 518 000 shares amounts to R3,00 per share. | | |
| | | **14.4** | The unissued share capital is under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit. | | |
| | | **15.** | **Reserves** | | |
| 4 982 | **4 982** | **15.1** | **Non-distributable reserves** | **76 032** | 61 148 |
| 510 | **510** | | Goodwill realised on sale of branches to a subsidiary | | |
| | | | Reserve on acquisition of subsidiary | **415** | 415 |
| | | | Profit on share issue of subsidiaries | **31 860** | 31 860 |
| | | | LIFO reserve in respect of non-RSA subsidiaries | **13 538** | 10 391 |
| 4 396 | **4 396** | | Surplus on revaluation of land and buildings | **6 438** | 6 438 |
| | | | Foreign currency translation reserve | **23 255** | 11 518 |
| 76 | **76** | | Capital redemption reserve fund | **526** | 526 |
| | | **15.2** | **Distributable reserve** | | |
| 421 978 | **153 860** | | Retained income | **794 411** | 497 967 |
| 426 960 | **158 842** | | | **870 443** | 559 115 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|
| | | **16. Preference share capital** | | |
| | | **16.1 Authorised:** | | |
| – | – | 120 000 000 Non-convertible, non-participating non-transferable redeemable no par value preference shares | – | – |
| | | **16.2 Issued:** | | |
| 92 | **92** | 91 920 930 Non-convertible, non-participating non-transferable redeemable no par value preference shares | **92** | 92 |

**16.3** The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

**16.4** The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars is available for inspection at the registered office of the company.

## 17. Long-term loans

| | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|
| Unsecured | | |
| Repayable in half-yearly instalments until 2004 and interest-bearing at 15,6% | **4 192** | 9 893 |
| Repayable in half-yearly instalments until 2002 and interest-bearing at 15,5% | **8 686** | 34 054 |
| Other | **–** | 25 073 |
| | **12 878** | 69 020 |
| Redemptions within 12 months transferred to short-term loans (refer 20.2) | **(11 676)** | (56 143) |
| | **1 202** | 12 877 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|
| | | **18. Other non-current liabilities** | | |
| | | Provision for post-retirement medical benefits | | |
| | | Balance at beginning of the year | **40 033** | 39 899 |
| | | Raised during the year | **4 938** | 1 410 |
| | | Utilised during the year | **(360)** | (1 276) |
| | | | **44 611** | 40 033 |
| | | **19. Accounts payable and provisions** | | |
| 10 623 | **10 650** | Creditors and accrued expenses | **954 250** | 830 877 |
| | | Leave provision | **13 245** | 12 023 |
| | | Balance at beginning of the year | **12 023** | 11 493 |
| | | Raised during the year | **3 839** | 4 313 |
| | | Utilised during the year | **(2 617)** | (3 783) |
| 994 | **1 493** | Taxation payable | **112 618** | 11 577 |
| 11 617 | **12 143** | | **1 080 113** | 854 477 |
| | | **20. Short-term loans** | | |
| | | **20.1 Secured** | | |
| | | Short-term loan secured by the assets of a subsidiary, in the amount of R517 million, serving as security | **46 587** | 10 567 |
| | | **20.2 Unsecured** | | |
| | | Short-term portion of long-term loans (refer 17) | **11 676** | 56 143 |
| | | | **58 263** | 66 710 |
| | | **21. Cash flow information** | | |
| | | **21.1 Non-cash items** | | |
| | | Depreciation | **110 163** | 91 000 |
| | | Loss on sale and scrapping of property, plant and equipment | **2 948** | 965 |
| | | Foreign currency translation differences | **(32 259)** | 3 087 |
| | | | **80 852** | 95 052 |
| | | **21.2 Decrease/(increase) in working capital** | | |
| | | Inventories | **61 992** | (22 390) |
| | | Accounts receivable | **(38 058)** | 41 751 |
| | | Other non-current liabilities | **4 578** | 134 |
| (141) | **27** | Creditors, accrued expenses and provisions | **250 301** | (60 901) |
| (141) | **27** | | **278 813** | (41 406) |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|
| | | **21. Cash flow information** *(continued)* | | |
| | | **21.3 Taxation paid** | | |
| (1 871) | **(4 773)** | Taxation per income statement | **(143 395)** | (46 371) |
| (3 650) | **499** | Increase/(decrease) in taxation payable | **101 041** | 2 421 |
| | | Change in deferred taxation | **1 588** | 36 619 |
| (5 521) | **(4 274)** | | **(40 766)** | (7 331) |
| | | **21.4 Investment activities** | | |
| | | Acquisition of property, plant and equipment | **(191 742)** | (122 833) |
| | | Proceeds on disposal of property, plant and equipment | **8 317** | 109 406 |
| (12 630) | **400 748** | Decrease/(increase) in amounts owing by subsidiaries | | |
| (27 826) | **(6 447)** | Acquisition of further interests in existing subsidiaries | **(6 447)** | (27 826) |
| – | **(512 287)** | Acquisition of listed investments | **(512 287)** | – |
| | | Decrease/(increase) in amounts owing by share incentive trusts | **134 070** | (97 839) |
| 88 626 | – | Liquidation distribution received | – | 88 626 |
| | | Proceeds on disposal of operations | – | 89 211 |
| | | Other investment activities | **(761)** | (16 077) |
| 48 170 | **(117 986)** | | **(568 850)** | 22 668 |

| COMPANY 2001 R'000 | COMPANY 2002 R'000 | | GROUP 2002 R'000 | GROUP 2001 R'000 |
|---|---|---|---|---|
| | | **22. Contingent liabilities** | | |
| | | **22.1 Guarantees issued in respect of debt of –** | | |
| 414 889 | **473 779** | Subsidiaries | | |
| 140 000 | **70 000** | Share incentive trusts | **70 000** | 140 000 |
| 16 355 | **9 179** | Other parties | **9 179** | 16 355 |
| 571 244 | **552 958** | | **79 179** | 156 355 |

**22.2** The company also guarantees the obligations of certain subsidiaries in terms of lease agreements in respect of land and buildings.

**22.3** The company took cession of liquidation benefits during the previous financial year. The amount received is subject to the approval of the final liquidation and distribution account, with a cash deposit in the amount of R95 million being ceded as security until the finalisation of the liquidation, which is subject to arbitration.

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | | **2002 R'000** | 2001 R'000 |
| | | **23.** | **Capital commitments** | | |
| | | | Contracted for | **8 521** | 22 969 |
| | | | Not contracted for | **50 816** | 139 935 |
| | | | | **59 337** | 162 904 |
| | | | The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings. | | |
| | | **24.** | **Operating leases** | | |
| | | **24.1** | **The group's minimum commitments in respect of operating leases are as follows:** | | |
| | | | Payable within 1 year | **424 469** | 340 117 |
| | | | Payable thereafter, but within 5 years | **859 459** | 741 554 |
| | | | Payable after 5 years | **151 162** | 118 726 |
| | | | | **1 435 090** | 1 200 397 |
| | | **24.2** | Total future sublease payments | **1 534** | 8 026 |
| | | **24.3** | Lease agreements are entered into over periods ranging from 1 year to 10 years. | | |

## 25. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Pepkor Limited are unlimited.

## 26. Financial instruments

Financial instruments consist of derivatives, investments, loans, accounts receivable, bank balances and cash and accounts payable resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are invested at banks with acceptable credit ratings only.

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | **2002 R'000** | 2001 R'000 |

## 26. Financial instruments *(continued)*

The group is exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements, with the exception of debt in the amount of R4 million, which bears interest at fixed rates.

The group has no risk of illiquidity due to unutilised banking facilities and unlimited borrowing powers.

Forward foreign exchange contracts are being applied, subject to the risk assessment of management, to hedge against the currency risk in respect of foreign liabilities. The policy of management is not to take forward cover in respect of foreign monetary assets.

There were no uncovered currency exposures in respect of foreign liabilities at 30 June 2002. At year-end the group had unutilised forward foreign exchange contracts in the amount of R100,7 million (USD$9,2 million) expiring between 15 July 2002 and 18 November 2002.

The book value of financial instuments approximate the fair values thereof.

## 27. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding, are disclosed elsewhere in the annual financial statements.

## 28. Retirement benefits

### 28.1 Pension funds/provident funds

The group provides retirement benefits to more than half of its employees through monthly contributions to various pension and provident funds, which contributions are charged to income.

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | **2002 R'000** | 2001 R'000 |

## 28. Retirement benefits *(continued)*

All South African funds are subject to the Pension Fund Act, 1956, and the pension funds are required to be actuarially valued every 3 years. Except for three funds to which no new members are admitted, all funds are defined contribution plans.

According to the latest actuarial valuations, the funds are financially sound.

**28.2 Medical aid**

Although there are no contractual obligations, certain group companies provide post-retirement medical benefits by funding a portion of the medical aid contributions of pensioners. Full provision for this expense is made with reference to actuarial valuations in respect of future medical contributions.

## 29. Share incentive schemes

**29.1** There are four share incentive trusts where the rules empower the respective trustees to acquire shares in Pepkor Limited and to allocate shares and share options. In the case of the Pepkor Limited Share Incentive Trust, the Pep Limited Share Incentive Trust and the Ackermans Limited Share Incentive Trust the number of shares and share options under the control of the trustees, on a cumulative basis, is limited to 5% of the issued share capital of Pepkor Limited. In the case of the Pep Limited Share Incentive Trust No 2 a limit of 10% of the issued share capital of the company applies.

**29.2 The movements during the accounting period for shares and options were as follows:**

| Number of shares/options 2001 | Number of shares/options 2002 | |
|---|---|---|
| 7 031 670 | **12 271 586** | Balance at beginning of the period |
| 6 839 466 | – | Shares obtained with unbundling of Pepgro Limited |
| 1 060 000 | – | Shares acquired |
| 530 000 | – | Share options granted to employees |
| (3 135 150) | – | Cancellation of available shares |
| (16 000) | **(18 000)** | Cancellation of share options |
| – | **(21 400)** | Shares released to employees |
| (38 400) | **(2 194)** | Shares disposed of |
| 12 271 586 | **12 229 992** | |

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2001 R'000 | **2002 R'000** | | **2002 R'000** | 2001 R'000 |

## 30. Change in classification

During the period under review some of the operations of the group's investments in foreign entities have been reclassified as integrated foreign operations. This reclassification was done as these foreign entities are extensions of the operational and financial activities of the South African holding company.

The reclassification had no material effect on any prior year figures.

# Annexure A – Interest in subsidiaries

| Subsidiaries | Issued share capital R | Percentage shares held by group 2002 % | 2001 % |
|---|---|---|---|
| **Pep Limited** | | | |
| **– Clothing retail** | | | |
| Pep Ltd | 123 577 497 | **100** | 100 |
| Pep Beleggings | 500 000 | **100** | 100 |
| Pep SA Ltd | 100 | **100** | 100 |
| Pep Botswana Holdings Ltd | P270 000 | **70** | 70 |
| Pep Namibia Holdings Ltd | N$22 510 141 | **84** | 84 |
| Pep Stores (Swaziland) | E100 | **100** | 100 |
| Pep Stores (Lesotho) | M100 | **100** | 100 |
| **– Manufacturing** | | | |
| Pepclo Ltd | 200 | **100** | 100 |
| **Ackermans Limited** | | | |
| **– Clothing retail** | | | |
| Ackermans Ltd | 276 522 | **100** | 100 |
| Ackermans Namibia | N$1 | **100** | 100 |
| Ackermans Botswana | P100 | **100** | 100 |
| Ackermans Swaziland | E6 | **100** | 100 |
| Ackermans Lesotho | M1 000 | **100** | 100 |
| **Other** | | | |
| **– Clothing retail** | | | |
| Best & Less | A$2 | **100** | 100 |
| **– Services** | | | |
| Pepkorfin | 4 | **100** | 100 |
| **– Investments** | | | |
| Retail Holdings Ltd | £16 533 941 | **100** | 100 |
| Auriga BV | £11 975 | **100** | 100 |

## Notes

1. General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.
2. All companies are private companies unless stated otherwise.

# Annexure B – Interest in subsidiaries

*The financial interest of Pepkor Limited in subsidiaries at 30 June*

| | COMPANY | |
|---|---|---|
| Name of subsidiary | **2002 R'000** | 2001 R'000 |
| **Shares at cost** | | |
| Pep Limited | **373 682** | 373 682 |
| Ackermans Limited | **120 135** | 113 688 |
| Pepkor Clothing Industries Limited | **27** | 27 |
| Pepkorfin (Proprietary) Limited | **551** | 551 |
| Stat-Hold (Proprietary) Limited | **–** | 240 |
| Retail Holdings Limited | **2 139** | 2 139 |
| Wilfred Meyersohn & Company (Proprietary) Limited | **–** | – |
| Smart-Hold Limited | **4 255** | 4 255 |
| Grocehold (Proprietary) Limited | **–** | – |
| Cash-Hold Limited | **–** | – |
| Garhold (Proprietary) Limited | **–** | – |
| Big D Discount Hyper Limited | **–** | – |
| W M Twee (Proprietary) Limited | **–** | – |
| | **500 789** | 494 582 |

# Segmental analysis

*Pepkor Limited and its subsidiaries for the year ended 30 June*

| | Turnover | | Operating profit | | Depre-ciation | | Attributable profit before exceptional items | | Total assets | | Total liabilities | | Capital expenditure and goodwill | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm | **2002 R'm** | 2001 R'm |
| **Operational analysis** | | | | | | | | | | | | | | |
| **Clothing** | | | | | | | | | | | | | | |
| Pep | **3 055** | 2 570 | **220** | 149 | **49** | 44 | **108** | 88 | **1 308** | 1 415 | **627** | 701 | **89** | 64 |
| Ackermans | **1 181** | 1 028 | **75** | 64 | **28** | 24 | * | * | **466** | 442 | **441** | 449 | **59** | 32 |
| Best & Less | **1 830** | 1 164 | **54** | 5 | **32** | 22 | **40** | (5) | **592** | 344 | **503** | 340 | **85** | 27 |
| **Financing, investments and head office** | **–** | – | **(13)** | (18) | **1** | 1 | **127*** | 31* | **606** | 215 | **86** | (74) | **39** | 20 |
| **Total** | **6 066** | 4 762 | **336** | 200 | **110** | 91 | **275** | 114 | **2 972** | 2 416 | **1 657** | 1 416 | **272** | 143 |
| **Geographical analysis** | | | | | | | | | | | | | | |
| South Africa | **3 395** | 2 847 | **240** | 148 | **66** | 58 | **220** | 100 | **2 272** | 1 725 | **1 082** | 989 | **175** | 99 |
| Rest of Africa | **841** | 751 | **42** | 47 | **12** | 11 | **15** | 19 | **108** | 347 | **72** | 87 | **12** | 17 |
| Australia | **1 830** | 1 164 | **54** | 5 | **32** | 22 | **40** | (5) | **592** | 344 | **503** | 340 | **85** | 27 |
| **Total** | **6 066** | 4 762 | **336** | 200 | **110** | 91 | **275** | 114 | **2 972** | 2 416 | **1 657** | 1 416 | **272** | 143 |

*As these companies have not been capitalised, only combined figures are disclosed.

## Geographical distribution of turnover

## Geographical distribution of operating profit



| Turnover 2002 % | Turnover 2001 % | | Operating profit 2001 % | Operating profit 2002 % |
|---|---|---|---|---|
| 56,0 | 59,8 | South Africa | 74,0 | 71,4 |
| 13,9 | 15,8 | Rest of Africa | 23,5 | 12,5 |
| 30,1 | 24,4 | Australia | 2,5 | 16,1 |



# Form of proxy

**Pepkor Limited**

Registration number 1965/007765/06

Incorporated in the Republic of South Africa

Proxy form: Annual general meeting – 25 October 2002

I/We (full names and surname in block letters) ______________________________

of (full address)

______________________________

as a member of Pepkor Limited, being the registered holder of ______________ shares in the company, hereby appoint:

1. ______________________________ or
2. ______________________________ or
3. The chairman of the meeting

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the thirty seventh annual general meeting of shareholders of Pepkor Limited to be held at 09:45 on 25 October 2002 and at any adjournment thereof:

Indicate with an X in the appropriate block:

| | | In favour of | Against | Abstain |
|---|---|---|---|---|
| Ordinary resolutions | 1. | | | |
| | 2. | | | |
| | 3. | | | |
| | 4. | | | |
| | 5. | | | |
| | 6. | | | |
| | 7. | | | |
| Special resolutions | 1. | | | |
| | 2. | | | |

Signed at ______________________ this ____________ day of ______________ 2002

## Notes:

1. A member entitled to attend and vote at the above general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria, 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.

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